Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Mid-America Apartments, L.P. Registration Statement on Form S-4 of our report dated February 28, 2013 (except for changes in items reflected in discontinued operations discussed in Note 3, as to which the date is August 21, 2013) relating to the consolidated financial statements of Colonial Realty Limited Partnership and subsidiaries appearing in the Prospectus, which is part of this Registration Statement, and of our report dated February 28, 2013 relating to the financial statement schedules appearing elsewhere in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Birmingham, Alabama

May 23, 2014